UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ASTEX PHARMACEUTICALS, INC.

(Name of Subject Company)

ASTEX PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04624B103

(CUSIP Number of Class of Securities)

James S.J. Manuso, Ph.D.

Chairman and Chief Executive Officer

Astex Pharmaceuticals, Inc.

4140 Dublin Blvd., Suite 200

Dublin, CA 94568

(925) 560-0100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Page Mailliard

Denny Kwon

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Astex Pharmaceuticals Conference Call Script

5:00 a.m. PT (8:00 a.m. ET) — Thursday, September 5, 2013

Tim Enns — Introduction

Thank you, Operator.  Good day and thank you for joining us for this Astex Pharmaceuticals’ corporate conference call.  With me today is Dr. James Manuso, chairman and chief executive officer.

Earlier today we issued a press release announcing Otsuka Pharmaceutical Co. Ltd’s agreement to acquire Astex Pharmaceuticals and commence a tender offer.  A copy of the press release and a link to the webcast of this call is available in the investor relations section of our website at www.astx.com.    A webcast replay will be available for 7 days at the same site.

The tender offer for the outstanding shares of Astex has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation, a wholly-owned subsidiary of Otsuka, or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission by Otsuka and Acquisition Sub. In addition, Astex will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

During this call we will make projections and forward-looking statements that are based on management’s current expectations.  These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.

The Company’s results may also be affected by a variety of factors such as competitive developments, launches of new products, the timing of anticipated regulatory approvals or other regulatory action, the actions of our strategic partners and collaborators with respect to the products we license or co-develop, and patent disputes and litigation.

For additional information and discussion concerning the risk factors that affect the Company’s business, please refer to the Company’s filings with the Securities and Exchange Commission.  The company undertakes no duty to update forward-looking statements.

I will now turn the call over to Dr. James Manuso, who will discuss today’s announcement.

Jim Manuso — Highlights

Thank you, Tim.

Good morning and thank you for joining this Astex Pharmaceuticals corporate conference call.

Today’s announcement outlined Otsuka Pharmaceutical Company, Limited’s agreement to acquire Astex Pharmaceuticals, Inc. for $8.50 per fully diluted share in cash, for total consideration of approximately $886 million, calculated using the treasury stock method.  This represents a 48% premium over the 30 day average closing price of our stock, ASTX on the NASDAQ exchange. The boards of both companies approved the Agreement and Plan of Merger.

The next step will be the commencement of a tender offer by Otsuka to all Astex stockholders.  Pending acceptance of the offer by stockholders holding a majority of our common stock and the fulfillment of other customary closing conditions, the transaction is expected to close in the fourth quarter of 2013.  Under the terms of the transaction, Astex is expected to remain substantially intact and become a wholly owned subsidiary of Otsuka.

The process that led to this definitive offer from Otsuka started with the completion of an internal, five year business plan review that included exploration of the sale of the company.  As a result of this review a subcommittee for strategic planning was appointed by the board.  I chaired this subcommittee composed of three of our independent directors including vice chairman, Peter Fellner, lead director, Walter Lack, and Charles Casamento. The subcommittee was tasked with interviewing and selecting a banker to advise and represent us in the process of assessing and contacting parties that might be interested in purchasing the company.  Jefferies was retained as a sole financial advisor and a competitive marketing process was conducted to find a buyer that would recognize the value of our pipeline, discovery process, development capability, and people.

Naturally, we sought interested parties who had the financial and infrastructural resources to offer the most competitive price for Astex and enhance and expand our overall development and discovery capabilities to permit us the potential of delivering promising medicines to patients.  Many companies were contacted confidentially and offered the opportunity to learn more about our company as a prelude to a sale, and Otsuka emerged as the highest bidder interested in acquiring Astex.

We believe this transaction with Otsuka is an excellent path to leverage the full potential and value of Astex’s clinical assets and its world class drug discovery capabilities.  Our assets include our prioritized products SGI-110, AT13387, and ASTX727, in addition to the Pyramid™ drug discovery platform, a platform that has delivered 8 INDs in 8 years.

As I indicated earlier, upon the close of this transaction, Astex will become a wholly owned subsidiary of Otsuka.  Otsuka management have indicated that the intention is to retain Astex’s existing infrastructure and organization in the US and UK as is.  As Dr. Taro Iwamoto, Otsuka Pharmaceutical’s President and Representative Director, stated in today’s press release:

“I hope that this acquisition of Astex will strengthen not only our cancer portfolio but also our drug discovery research in the central nervous system field, through the acquisition of Astex’s fragment-based drug design technology at its Cambridge, England research headquarters and its California clinical oncology R&D department.  I would like Otsuka Pharmaceutical to continue to respect Astex’s uniqueness and leverage it to bring further growth for Otsuka Pharmaceutical.”

Until the transaction closes, no changes will be made to current Astex clinical development or discovery programs.  SGI-110 and other pre-clinical and clinical data will continue to be presented at upcoming scientific conferences this year, as we have previously outlined.

Thank you again for joining us for today’s call, and thank you for your many years of support that permitted us to build and grow a highly valued company.  The Astex management team and I look forward to updating you on our progress, and we wish you a pleasant day.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Astex Pharmaceuticals, Inc. (“Astex”) described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Otsuka and Acquisition Sub. In addition, Astex will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

Participants in Solicitation

In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, Astex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Astex common stock in respect of the second step merger contemplated by the proposed transaction. Information about the directors and executive officers of Astex is set forth in the proxy statement for Astex’s 2013 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2013. In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, investors may obtain additional information regarding the interest of such participants in the proposed transaction by reading the definitive proxy statement regarding the acquisition when it becomes available.

Forward Looking Statement

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.